UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

Blackstone Alternative Alpha Fund II

(Name of Issuer)

Blackstone Alternative Alpha Fund II

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

April 28, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$20,097,384 (a)	$2,329 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the estimated net asset value per Advisor Class II Share or the estimated net asset value per Advisor Class III Share as of March 31, 2017.
(b)	Calculated at $115.90 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $1,392	Filing Parties: Blackstone Alternative Alpha Fund II
Form or Registration No.: Form SC TO-I	Date Filed: March 21, 2017

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO first filed by Blackstone Alternative Alpha Fund II, a Massachusetts business trust (the “Fund”), on March 21, 2017. The Schedule TO relates to the tender offer by the Fund to purchase a portion of its outstanding shares of beneficial interest (the “Shares”), as are properly tendered and not properly withdrawn, at a price equal to the net asset value per Share as of June 30, 2017 or a later date determined by the Fund. The Offer (as defined below) is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2017, and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), as amended and supplemented herein.

The Fund has determined to increase the number of Shares that it is offering to purchase in the Offer from 10,718 Shares to 17,863 Shares (an increase to approximately 25% of the outstanding Shares of the Fund as of March 31, 2017). In connection with this increase, the Offer will remain open until 11:59 p.m., Eastern Time, on May 12, 2017.

Amendment.

All information that was previously filed with the Schedule TO, including all exhibits thereto, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended to (i) replace all references to the number and percentage of Shares subject to the Offer with 17,863 Shares (approximately 25% of the outstanding Shares of the Fund as of March 31, 2017); and (ii) replace all references to the expiration date of the Offer with 11:59 p.m., Eastern Time, on May 12, 2017.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(1)(vii)	Supplemental Letter, dated April 28, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA FUND II

By:	/s/ Arthur Liao
Name:	Arthur Liao
Title:	Principal Financial and Accounting Officer

Dated: April 28, 2017

EXHIBIT INDEX

Exhibit
(a)(1)(vii)	Supplemental Letter.